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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                  ISORAY, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46489V104
                                 (CUSIP Number)

                                 AUGUST 17, 2006
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              Rule 13d-1(b)
        X     Rule 13d-1(c)
              Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489V104

      1. Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           MicroCapital Fund LP
           52-2286453

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [   ] .........................................................

           (b) [   ] .........................................................

      3.   SEC Use Only.......................................................

           ...................................................................

      4.   Citizenship or Place of Organization  Delaware.....................

Number of      5. Sole Voting Power...........................................
Shares Bene-
ficially by    6. Shared Voting Power 1,600,000...............................
Owned by Each
Reporting      7. Sole Dispositive Power......................................
Person With:
               8. Shared Dispositive Power  1,600,000.........................

      9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)......................................................

      11.   Percent of Class Represented by Amount in Row (9)    8.88%........

      12. Type of Reporting Person (See Instructions) PN .

...............................................................................

...............................................................................

...............................................................................

...............................................................................

...............................................................................

...............................................................................

Item 1.

      (a)   Name of Issuer

            IsoRay, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            350 Hills Street, Suite 106
            Richland, WA 99354

Item 2.

      (a)   Name of Person Filing

            This statement is being filed by MicroCapital Fund, LP (the "Reporting Person").

      (b) Address of Principal Business Office or, if none, Residence

            MicroCapital Fund LP's principal place of business is located at:
            623 Fifth Avenue, Suite 2502, New York, New York 10022

      (c)   Citizenship

            Item 4 of the cover page is incorporated by reference.

      (d)   Title of Class of Securities

            Common Stock, par value $0.001 per share

      (e)   CUSIP Number

            46489V104



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   _____ Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

      (b)   _____ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   _____ Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   _____ Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   _____ An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)   _____ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g)   _____ A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h)   _____ A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   _____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   _____ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 1,600,000.

      (b) Percent of class: 8.88%.

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote _______.

            (ii) Shared power to vote or to direct the vote 1,600,000.

            (iii) Sole power to dispose or to direct the disposition of ______.

            (iv) Shared power to dispose or to direct the disposition
                 of 1,600,000.



Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.



Item 8.  Identification and Classification of Members of the Group

      Not applicable.



Item 9. Notice of Dissolution of Group

      Not applicable.



Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated August 22, 2006


                              MICROCAPITAL FUND LP

                              /s/  Ian P. Ellis
                              ------------------------------------------------
                              Ian P. Ellis, Managing Member, MicroCapital LLC, General Partner of MicroCapital Fund LP


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A


            Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                Name                             Classification